Exhibit 99.4.1

This document is important and requires your immediate attention. If you are in any doubt as to how to deal with it, you should consult your investment advisor, stockbroker, bank manager, trust company manager, accountant, lawyer or other professional advisor.

This document does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made to, nor will deposits be accepted from or on behalf of, Shareholders in any jurisdiction in which the making or acceptance of the Offer would not be in compliance with the laws of such jurisdiction. However, the Offeror or its agents may, in the Offeror’s sole discretion, take such action as the Offeror may deem necessary to extend the Offer to Shareholders in such jurisdiction.

The Offer has not been approved or disapproved by any securities regulatory authority, nor has any securities regulatory authority passed upon the fairness or merits of the Offer or upon the adequacy of the information contained in this document. Any representation to the contrary is an offence.

January14, 2008

NOTICE OF COMPULSORY ACQUISITION

by

NEWMONT MINING B.C. LIMITED

a wholly-owned indirect subsidiary of

NEWMONT MINING CORPORATION

Newmont Mining B.C. Limited (the “Offeror”), a wholly-owned indirect subsidiary of Newmont Mining Corporation (“Newmont”), made an offer dated October 31, 2007, as amended and supplemented, (the “Offer”) to purchase at a price of Cdn.$6.25 cash per common share all of the issued and outstanding common shares (the “Common Shares”) of Miramar Mining Corporation (“Miramar”), other than any Common Shares owned directly or indirectly by Newmont, and including Common Shares that may become issued and outstanding after the date of the Offer but before the expiry of the Offer upon the exercise of options granted by Miramar. The Offer will expire at 8:00 p.m. (Toronto time) on January 18, 2008.

Shareholders holding in the aggregate, approximately 92% of the issued and outstanding Common Shares, other than Common Shares already held at the date of the Offer by, or by a nominee for, the Offeror or any of its affiliates, have accepted the Offer.

The Offeror hereby gives you notice that it is exercising its right under section 300 of the Business Corporations Act (British Columbia) (the “BCBCA”) to acquire (the “Compulsory Acquisition”) all of the Common Shares that the Offeror did not acquire under the Offer (the “Notice”).

Compulsory Acquisition

Pursuant to section 300 of the BCBCA, upon providing this Notice, the Offeror is entitled and bound to acquire all of the Common Shares that it did not acquire under the Offer for the same price and on the same terms set forth in the Offer, unless the Supreme Court of the Province of British Columbia (the “Court”) orders otherwise in accordance with section 300 of the BCBCA.

Unless the Court orders otherwise, the Offeror intends to deliver a copy of this Notice to Miramar on or about March 17, 2008, and upon receipt of that copy of the Notice and receipt by the Depositary, on behalf of Miramar, of the cash payable by the Offeror under the Compulsory Acquisition, Miramar will be required to register the Offeror as the holder of the Common Shares that it did not acquire under the Offer.

Letter of Transmittal

To facilitate delivery of the consideration to you in payment of the Common Shares acquired under the Compulsory Acquisition, you should complete and return the letter of transmittal (the “Letter of Transmittal”) accompanying this Notice and return all certificates representing your Common Shares to Computershare Investor Services Inc. (the “Depositary”), at one of the addresses set forth on the last page of this Notice and in the enclosed Letter of Transmittal as soon as possible and by no later than 5:00 p.m. (Toronto time) on March 17, 2008.

The method that you use to deliver certificates representing your Common Shares to the Depositary is at your own option and risk. If certificates for Common Shares are to be sent by mail, registered mail with return receipt requested, properly insured, is recommended, and it is suggested that the mailing be made sufficiently in advance of March 17, 2008 to permit delivery to the Depositary at or prior to 5:00 p.m. (Toronto time) on such date. Delivery will only be effective upon actual receipt by the Depositary.

If a certificate representing Common Shares has been lost, destroyed, mutilated or mislaid, please contact the Depositary, and they will provide information regarding replacement. When contacting the Depositary, please ensure that you provide your telephone number so that the Depositary may contact you.

If you complete and deliver to the Depositary the Letter of Transmittal with the certificates representing your Common Shares on or before 5:00 p.m. (Toronto time) on March 17, 2008, payment to which you are entitled will be sent to you by mail promptly following that date.

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The foregoing is a summary only of the Compulsory Acquisition and is qualified in its entirety by the provisions of section 300 of the BCBCA. Section 300 of the BCBCA is complex and may require strict adherence to notice and timing provisions, failing which your rights may be lost or altered. If you wish to be better informed about the provisions of section 300 of the BCBCA, you should consult your legal advisors.

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Questions and requests for assistance may be directed to the Depositary at the address and telephone numbers set forth on the last page of this Notice.

NEWMONT MINING B.C. LIMITED

(Signed) Blake Rhodes
Name:	Blake M. Rhodes
Title:	Secretary and Director

The Depositary is:

COMPUTERSHARE INVESTOR SERVICES INC.

Toronto by Mail
P.O. Box 7021
31 Adelaide Street East
Toronto, Ontario  M5C 3H2
Attention: Corporate Actions

Toronto by Registered Mail, Hand or by Courier
100 University Avenue, 9th Floor

Toronto, Ontario  M5J 2Y1
Attention: Corporate Actions

Toll Free (North America):  1.800.564.6253

Overseas: 1.514.982.7555

E-Mail:  corporateactions@computershare.com

Any questions regarding this Notice and requests for assistance in depositing Common Shares or for additional copies of the Letter of Transmittal may be directed to the Depositary at its telephone numbers and addresses set out above. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance.